                                 SCHEDULE 14A
                                (Rule 14a-101)

                   INFORMATION REQUIRED IN CONSENT STATEMENT

                           SCHEDULE 14A INFORMATION

                  Consent Statement Pursuant to Section 14(a)
                    of the Securities Exchange Act of 1934

Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[_] Preliminary Consent Statement             [_] Confidential, For Use of the
                                                  Commission Only (as permitted
                                                  by Rule 14a-6(e)(2))

[_] Definitive Consent Statement
[_] Definitive Additional Materials
[X] Soliciting Material Pursuant to Rule 14a-12


                      Digital Courier Technologies, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)

                              The Proponent Group
--------------------------------------------------------------------------------
   (Name of Person(s) Filing Consent Statement if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
     1)  Title of each class of securities to which transaction applies:
     2)  Aggregate number of securities to which transaction applies:
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
     4)  Proposed maximum aggregate value of transaction:
     5)  Total fee paid:

[_] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     1)  Amount Previously Paid:
     2)  Form, Schedule or Registration Statement No.:
     3)  Filing Party:
     4)  Date Filed:

Dear DCTI Stockholders:

     As you are likely aware, we are a group of concerned DCTI stockholders who have taken steps to give all stockholders an opportunity to voice their opinion regarding the management and direction of DCTI. On our own time and at our own expense, we have commenced a process that we hope will ultimately permit us to ask DCTI stockholders if they support the agenda of the existing DCTI directors, or if they believe that the time has come for a change. In pursuit of that process, we have expended substantial financial and other resources in an effort to comply with applicable federal securities laws and Delaware corporate laws. Because the regulatory review process is ongoing, we are not asking you to execute any materials at this time. However, once that process is complete, we will ask DCTI stockholders to express their views on this issue.

     Earlier this month, existing management took an action that appears to be an attempt to prevent stockholders from expressing their views regarding the direction of DCTI. In that action, the Board created two new classes of preferred stock - and, in exchange for the aggregate payment of $4.00, gave themselves the right to elect 80% of the Board. In other words, prior to January 2, 2002, the DCTI common stockholders - people like you and us -- could elect all of the directors of DCTI. If management has its way, DCTI common stockholders will be able to elect only one director. The other four (and possibly six) directors would be elected by the same four people who created the Series B and C Preferred Stock - those four people own less than 1% of the common stock.

     Many of you have asked us the question: "Why was the Preferred Stock created?" Your question is valid. We believe the action is inconsistent with Delaware law and represents a desperate attempt to further the Board's personal interests at the expense of DCTI stockholders. The only explanation the current directors have publicly offered is the assertion that the new Preferred Stock will "create a mechanism whereby the Company's shareholders are assured a fair process for electing members of the Company's Board. . ."(DCTI Press Release, January 3, 2002). This statement lacks credibility and is misleading to the stockholders. While the Board may claim to promote stockholder participation, in fact, they have unilaterally revoked the stockholders' right to elect more than one director.

     We believe the Board's action raises other legitimate questions, including:

     . How could the existing directors give themselves control of DCTI for the total price of $4.00? A recent filing with the SEC (Current Report on Form 8-K dated January 15, 2002) indicates that each of the four existing directors paid $1.00 to acquire his/her share of Class B Preferred Stock. With those shares, they now claim to possess the right to elect four of DCTI's five directors.

     . If the existing directors truly want to encourage stockholder participation, why weren't DCTI stockholders given an opportunity to vote on the proposal? Apparently, the directors don't want to know what the stockholders think about this abrupt grasp for control. They should have at least placed the proposal on the agenda for the annual meeting - if they ever hold one. Instead, they took matters into their own hands, violated the stockholders' trust, and gave themselves effective control of the Company.

     This recent action alone should be sufficient reason to question whose interests management is pursuing. Their agenda is also demonstrated by the following misinformation that they have spread in an effort to cast doubts on our efforts:

     . In a recent letter to stockholders, James Condon attempted to blame DCTI's increasing losses on the Databank International transaction - and claimed that Mr. Egide was the responsible party. In fact, the write-down associated with the Databank transaction was the result of the precipitous decline in the value of DCTI stock that occurred after Mr. Egide's resignation. The write-down did not represent a decline in DCTI's cash balances. Furthermore, the insinuation that the Databank acquisition caused DCTI's financial problems is absurd. A review of DCTI's Quarterly Reports on Form 10-Q for the quarters ended September 30 and December 31, 1998 reveals that DCTI was flirting with financial viability in 1998 prior to the completion of the Databank transaction. We believe the Databank and Secure Bank acquisitions were essential to keeping DCTI in business. In our opinion, DCTI's current problems were not caused by the Databank transaction, as suggested by Mr. Condon, but by current management's failure to successfully integrate the newly acquired businesses, and the lack of a credible long-term strategy to gain the support of DCTI stockholders and market makers. Further, current management's investor relations efforts became all but nonexistent, leaving several major stockholders uninformed and uncomfortable with no news on the state of DCTI. It was during this breakdown that the stock price began its precipitous fall. These communication and strategic management problems continue to exist, as voiced by many of you who have contacted us in an effort to find out what is going on at DCTI.

     . In the same letter, Mr. Condon asserted that "the purchase of MasterCoin in April 2000 was promoted by [Mr.] Egide . . ." In fact, Mr. Egide was initially opposed to the transaction and abstained from voting at the Board meeting. Mr. Condon failed to mention that not only was the Board fully aware of Mr. Egide's involvement with MasterCoin, Inc., but actively pursued the transaction notwithstanding Mr. Egide's initial opposition. It is our recollection that the primary proponent of the MasterCoin transaction was Don Marshall, the same person with whom current management recently entered into a questionable settlement agreement. Furthermore, the $1,200,000 paid to MasterCoin by DCTI (out of a total amount of approximately $2,900,000, a substantial portion of which was paid to Mr. Marshall and his business partners) was not just for the purchase of equipment, but also for the acquisition of a satellite system and substantial leasehold improvements, plus duty and shipping to St. Kitts. Mr. Condon's letter failed to disclose that DCTI's own SEC filing (Annual Report on Form 10-K for the Year Ended June 30, 1998) discloses that DCTI had previously sold the same equipment and satellite system, which comprised only a portion of the MasterCoin assets, at a price in excess of $400,000. In addition, MasterCoin had paid over $170,000 in duty, taxes, freight and other payments, and had paid more than $400,000 for the leasehold improvements acquired by DCTI.

     . Mr. Condon would also lead you to believe that Mr. Egide was responsible for losses incurred by DCTI as a result of its dealings with G-18 ICE. G-18 ICE was a merchant of Access Services, Inc., a company acquired by DCTI in the spring of 1999. Prior to the acquisition, Access Services was owned and operated by Tom Tessmer, and was not brought under the Company's operating control until Access Services' processing operations were moved to Salt Lake City in November 1999. Until that time, Mr. Tessmer controlled decisions regarding merchant accounts. Mr. Egide had no knowledge of the G-18 ICE account until after it was established by Mr. Tessmer, nor did he instruct DCTI personnel to process G-18 ICE transactions, as erroneously claimed by Mr. Condon. It is our understanding that the $2.8 million write-off taken by DCTI was related to merchants that Access Services was servicing prior to its acquisition by DCTI. Furthermore, Mr. Condon's statement that fraudulent offshore merchant accounts "were approved by Mr. Egide" is also false. Actually, it is our recollection that DCTI had no offshore merchant accounts prior to the completion of the Databank acquisition in October 1999, well after the merchant accounts in question were established.

     . Mr. Condon also alleged that "[Mr.] Egide's actions gave rise to the [Don Marshall] lawsuit." Mr. Condon's claim is false. In fact, Mr. Egide, along with Glen Hartman, another DCTI director at that time, were the most vocal of the directors in encouraging DCTI's General Counsel, Bobbie Downey, to file the registration statement. On several occasions, Mr. Egide specifically instructed Ms. Downey to file the registration statement. Notwithstanding those instructions, Ms. Downey refused to file the registration statement.

     Other inaccuracies contained in Mr. Condon's letter can likewise be identified and corrected. From our perspective, however, this "war of words" serves no purpose other than to further diminish the prospect that DCTI will ever achieve profitability. If management is sincere in its claim that it wants to create a fair mechanism for electing directors, we hope they will agree to the following proposals:

          1. Unwind the Series B and C Preferred Stock, and refrain from further manipulation of the corporate process by virtue of their position as directors;

          2. Hold an annual meeting within the next 90 days, in which management would propose a slate of nominees and our Proponent Group would propose a slate of nominees; and

          3. Let the stockholders decide whom they deem best suited to manage DCTI and protect the interests of all DCTI stockholders!


     If management truly has the stockholders' best interests at heart, we hope they will agree to our proposals. If, on the other hand, they refuse to accept our proposals, DCTI stockholders can only conclude that the current management team has placed their own personal interests ahead of the stockholders. If this is in fact the case, we will have no option other than to continue our efforts to see that the stockholders' best interests are preserved.

     If you have any questions about our efforts, please feel free to contact Mr. Egide for additional information. He can be reached at (415) 302-8621.

                                    Very truly yours,



                                    James A. Egide
                                    R.J. Pittman
                                    James L. Thompson
                                    C.R. Fedrick
                                    Ken Nagel
                                    William Isetta
                                    Stanton Jones
                                    Chad Evans



THIS LETTER IS NOT A PROXY OR CONSENT STATEMENT. WHEN THE CONSENT STATEMENT IS
     AVAILABLE, YOU SHOULD READ IT CAREFULLY BECAUSE IT CONTAINS IMPORTANT
                                  INFORMATION

The Proponent Group is not soliciting any authorization, consent or revocation through this letter. The Proponent Group presently intends to solicit a consent from the stockholders by filing with the SEC and delivering to the stockholders a form of consent and a consent statement. If the Proponent Group does provide a consent statement, please read it carefully because it will contain important information about DCTI, the Proponent Group and the matters that the Proponent Group will ask the stockholders to consider and either act upon or consent to.

If the Proponent Group does solicit a consent from stockholders, you can obtain a copy of the consent and the consent statement from the SEC's web site at www.sec.gov. This site provides access, without charge, to reports, consent statements, proxy statements and other information about DCTI. You can also obtain our consent and consent statement, without charge, from the Proponent Group, by contacting James Egide at (415) 302-8621.

                          PARTICIPANTS IN THIS LETTER

This letter is being delivered to you on behalf of the Proponent Group pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Pursuant to that Rule, the Proponent Group's names and holdings in the capital stock of Digital Courier Technologies, Inc. as of January 1, 2002 are listed below:

                                        Amount and
                                         Nature of
                                        Beneficial                                      Percent of
Name of Beneficial Owner               Ownership(1)          Title of Class              Class(2)
------------------------             -----------------      ----------------       -------------------
C.R. Fedrick                                 1,497,000        Common Stock                    3.4%*
James L. Thompson                            1,400,000        Common Stock                    3.2%*
James A. Egide                               1,399,000        Common Stock                    3.2%*
Ken Nagel                                    1,325,000        Common Stock                    3.0%*
Stanton Jones                                1,073,000        Common Stock                    2.5%*
R.J. Pittman                                 1,076,076        Common Stock                    2.4%*
Chad Evans                                     833,000        Common Stock                    2.0%*
William Isetta, as Trustee for                 651,250        Common Stock                    1.4%
 the Anne Marie Egide Judice
 Endowment

* Represents shares of common stock beneficially owned by such person separate from his participation in the Proponent Group. All members of the Proponent Group are deemed to be beneficial owners of 9,304,326 shares of common stock, which represents the aggregate number of shares of common stock owned by all members of the Proponent Group.

(1) Information with respect to beneficial ownership as a percentage of the class for each person holding options, warrants or other rights exercisable within 60 days of January 1, 2002 has been calculated as though shares of common stock subject to such options were outstanding, but such shares have not been deemed outstanding for the purpose of calculating the percentage of the class owned by any other person.

(2) The percentage indicated represents the number of shares of common stock, warrants and options exercisable within 60 days of January 1, 2002 held by the indicated person divided by the sum of (a) the number of shares subject to options exercisable by such stockholder within 60 days and (b) 43,544,444, which is, based upon publicly available information, the number of shares of Common Stock issued and outstanding as of November 1, 2001.